USA Opportunity Income One, Inc.

404 Ave Constitucion # 208

San Juan, Puerto Rico 00901

(800) 305-5310

June 4, 2024

Ms. Aisha Adegbuyi and Ms. Tonya Aldave

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	USA Opportunity Income One, Inc.
Post Qualification Amendment No. 6 to Offering Statement on Form 1-A
Filed May 21, 2024
File No. 024-11699

Acceleration Request

Requested Date: Thursday, June 6, 2024

Requested Time: 5:00 PM Eastern Time

Dear Ms. Adegbuyi and Ms. Aldave:

USA Opportunity Income One, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Craig D. Linder, who is with the Company’s outside legal counsel, Anthony, Linder & Cacomanolis, PLLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Aisha Adegbuyi and Ms. Tonya Aldave

Securities and Exchange Commission

June 4, 2024

The Company also agrees that it will only sell its bonds pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Craig D. Linder at (561) 514-0936 or email to him at: clinder@ALClaw.com.

USA Opportunity Income One, Inc.

By:	/s/ Dania Echemendia
Dania Echemendia
President